SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2
DATASCOPE CORP.

(Name of Subject Company (Issuer))
DAVINCI MERGER SUB, INC.
an indirect, wholly owned subsidiary of Getinge AB
and
GETINGE AB

(Names of Filing Person (Offerors))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
238113104

(CUSIP Number of Class of Securities)
Ulf Grunander, President
c/o Getinge AB, Ekebergsvagen 26, Getinge, Sweden SE-310 44
46 (0) 35 15 55 80

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With copies to:
Steven L. Pottle, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$896,405,642	$35,229
*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $53.00 per share by 16,913,314, the number of shares of Common Stock, par value $0.01 per share (“Shares”), of Datascope Corp. (“Datascope”) outstanding on a fully diluted basis as of September 12, 2008, as represented by Datascope in the Agreement and Plan of Merger among Datascope, Getinge AB and DaVinci Merger Sub, Inc., which Shares consist of (a) 15,911,514 Shares issued and outstanding and (b) 1,001,800 Shares subject to issuance upon exercise of outstanding options.
**	The amount of the filing fee, calculated in accordance with Rule 0-11, equals $39.30 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,229	Filing Party: DaVinci Merger Sub, Inc. and Getinge AB
Form or Registration No.: Schedule TO	Date Filed: September 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 30, 2008 (as previously amended, the “Schedule TO”), relating to the offer by Getinge AB, a Swedish Aktiebolag (“Getinge”) and DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge, to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights (the “Rights”) issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent, at a price per share equal to $53.00, net to the seller in cash, without interest and subject to any required withholding of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2008 (the “Merger Agreement”), by and among Purchaser, Getinge and Datascope.
     Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.
     The information set forth in the section of the Offer to Purchase entitled “Legal Matters; Required Regulatory Approvals” is hereby amended and supplemented by adding the following text as a new ninth (9th) paragraph:
     “After consultations with staff of the FTC, Datascope and Getinge agreed that Purchaser should voluntarily withdraw its HSR Act notification filing and re-file such notification in order to facilitate the completion of the FTC’s review of the Offer and the Merger. Such withdrawal was completed October 14, 2008 and such re-filing was completed October 16, 2008. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m. New York City time on October 31, 2008, unless earlier terminated by the FTC or the Antitrust Division or Getinge receives a request for additional information or documentary material prior to that time.”
     On October 16, 2008, Datascope issued a press release regarding the withdrawal and re-filing of Purchaser’s Premerger Notification and Report Form, the full text of which is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated by reference herein.

ITEM 12.	EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
     “(a)(5)(D) Press Release issued by Datascope, dated October 16, 2008, announcing the withdrawal and re-filing of the Premerger Notification and Report Form.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: October 20, 2008

DAVINCI MERGER SUB, INC.

By:	/s/ Ulf Grunander
Name:	ULF GRUNANDER
Title:	PRESIDENT

GETINGE AB

By:	/s/ Ulf Grunander
Name:	ULF GRUNANDER
Title:	CFO

EXHIBIT INDEX

(a)(5)(D)	Press Release issued by Datascope, dated October 16, 2008, announcing the withdrawal and re-filing of the Premerger Notification and Report Form.